

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 13, 2017

Katrine S. Bosley
President and Chief Executive Officer
Editas Medicine, Inc.
11 Hurley Street
Cambridge, Massachusetts 02141

> **Re:** **Editas Medicine, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 3, 2017**
> **File No. 333-216444**

Dear Ms. Bosley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Rosemary G. Reilly, Esq.
Wilmer Cutler Pickering Hale and Dorr